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                                                                    Exhibit 23.3



KPMG Peat Marwick LLP




The Board of Directors
Gibralter Steel Corporation:


We consent to the inclusion of our report dated March 17, 1995, with respect to the combined balance sheets of Wm. R. Hubbell Steel Corporation and subsidiary and affiliated entities as of December 31, 1994 and 1993, and the related combined statements of earnings and retained earnings, and cash flows for each of the years in the two-year period ended December 31, 1994, which report appears in the S-1 of the Gibralter Steel Corporation dated June 18, 1996.



                                               /s/ KPMG Peat Marwick LLP


Chicago, Illinois
June 14, 1996